October 9, 2009

Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	LML Payment Systems Inc. Form 10-K for the year ended March 31, 2009,filed June 23, 2009 and Form 8-K filed June 23, 2009 (File No. 0-13959)

Dear Ms. Thompson:

With this letter, LML Payment Systems Inc. (the “Corporation”) hereby responds to your comment letter dated September 28, 2009 regarding the above referenced annual report on Form 10-K and Form 8-K respectively.

Please see the responses to your comments described below:

Form 10-K for the Fiscal Year Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies and Estimates, page 31

1.
We note your discussion of goodwill on page 32.  Given that goodwill comprises a significant portion of your total assets, we believe you should provide a more detailed discussion within your Critical Accounting Policies and Estimates.  In future filings, please revise your discussion of goodwill to identify the reporting units that you use in your impairment testing, describe your methodology and the assumptions used to assess the fair value of each reporting unit, and provide a sensitivity analysis indicating whether reasonably likely changes to your assumptions could result in an impairment.  To the extent that a material amount of goodwill is allocated to a reporting unit that is at risk of failing step one of the goodwill impairment test, we believe you should provide your investors with more detailed information concerning the key assumptions that drive your calculation of fair value and the uncertainties associated with or sensitivity of each key assumption, along with quantifying the percentage by which the fair value of the reporting unit exceeded its carrying value as of the most recent test.  Refer to Item 303 of Regulation S-K and Section V of our Release No. 33-8350.

Response:

We will revise future filings to provide a more detailed discussion of goodwill within our Critical Accounting Policies and Estimates including identifying the reporting units that we use in our impairment testing, describing our methodology and assumptions used to assess the fair value of each reporting unit and providing a sensitivity analysis indicating whether reasonably likely changes to our assumptions could result in an impairment.

1140 West Pender Street, Suite 1680, Vancouver,  BC  V6E 4G1
(604) 689-4440
Fax (604-689-4413

Jennifer Thompson – Accounting Branch Chief
Securities and Exchange Commission
October 9, 2009

Item 9A. Controls and Procedures, page 35

Disclosure Controls and Procedures, page 35

2.
We note your statement that “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.”  Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to section II.F.4 of our Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

We will revise future filings to state, if true, that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting, page 36

3.
We note that your management “believes” that you maintained effective internal control over financial reporting as of March 31, 2009.  Your statement does not meet the requirements of Item 308(a) of Regulation S-K since you have not clearly concluded that your internal control over financial reporting is effective.  Please confirm to us, if true, that management concluded that your internal control over financial reporting is effective as of March 31, 2009.  Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management’s belief.

Response:

We confirm that management concluded that our internal control over financial reporting was effective as of March 31, 2009 and we will refrain from characterizing this conclusion as management’s belief in future filings.

Financial Statements for the Fiscal Year Ended March 31, 2009

Consolidated Statements of Operations, page F-3

4.
We note that you are presenting a subheading titled “Operating Expenses” under which you list your operating expenses prior to reaching the subtotal titled “Income (Loss) Before Other Income (Expenses) and Income Taxes,” which effectively appears to be Income (Loss) From Operations.  Please explain to us how your classification of the line item titled “Gain (Loss) on disposal/ abandonment of property and equipment” within the section of your statement of operations that contains non-operating income and expenses complies with paragraph 45 of SFAS 144, or confirm to us that you will reclassify this line item to be within Operating Expenses in future filings.

Response:

We confirm that we will reclassify the line item titled “Gain (Loss) on disposal/abandonment of property and equipment” to be within Operating Expenses in future filings.

Jennifer Thompson – Accounting Branch Chief
Securities and Exchange Commission
October 9, 2009

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page F-26

5.
Please explain to us in more detail the assumptions used to create your valuation allowance for deferred tax assets and the changes that occurred in those assumptions during the year ended March 31, 2009 that caused you to conclude that certain of your deferred tax assets would “more likely than not” be realizable.  In this regard, we note that you recorded a full valuation allowance related to your deferred tax assets in each of the last several years but only recorded a partial allowance for the year ended March 31, 2009.  In your response, please explain to us the positive and negative evidence that you considered when concluding that a full valuation allowance was not needed, and also explain to us in reasonable detail which of the four possible sources of taxable income specified in paragraph 21 of SFAS 109 you expect to be available to realize the deferred tax assets for which you have not recorded an allowance.  Please expand your disclosure in future filings to better explain these matters to your investors, either here or in Note 17, as we believe your current explanation in the last paragraph of this footnote may be overly broad.

Response:

The assumptions we used to create our valuation allowance for deferred tax assets center around whether it is more likely than not that our deferred tax assets may not be realized. In past fiscal years, we concluded that our history of operating losses necessitated a full valuation against deferred tax assets as set forth in SFAS 109, paragraph 23(a). For our year ended March 31, 2009, we concluded that there was now sufficient historical evidence of positive taxable income, combined with a reasonable expectation of future positive taxable income and the implementation of tax planning strategies such that SFAS 109, paragraph 23(a) was no longer applicable and a full valuation allowance was no longer appropriate. In reaching this conclusion we considered the following:

-
Our wholly owned subsidiary, Beanstream Internet Commerce Inc., has a proven history of generating positive taxable income and we believe that it will continue to generate positive taxable income in the future.

-
During the fourth quarter of the year ended March 31, 2009, we selected and proceeded with the implementation of a tax planning strategy that would allow entities with tax loss carry forwards to take advantage of taxable income being generated by Beanstream Internet Commerce Inc.  We concluded that this met the criteria set out in SFAS 109, paragraph 21(d) and reduced the full valuation allowance against deferred tax assets accordingly.

-
For the fiscal years preceding March 31, 2009, our consolidated US subsidiaries had generated positive taxable income for only two years after histories of losses.  We did not believe at the time that this constituted sufficient evidence to support reducing the full valuation allowance.  However, for the year ended March 31, 2009, our US subsidiaries again generated positive taxable income.  Furthermore, we fully expected the US subsidiaries to continue to generate positive taxable income in future years.  Thus, we concluded that this constituted sufficient evidence of future taxable income, as set out in SFAS 109, paragraph 21(b), to reduce the full valuation allowance against deferred tax assets.

Jennifer Thompson – Accounting Branch Chief
Securities and Exchange Commission
October 9, 2009

-
In determining the amount of deferred tax assets and valuation allowance related to these assets, we considered the timing of expected future taxable income exclusive of reversing temporary differences and carry forward amounts and the expiration schedule of tax loss carry forwards.

We will  expand our disclosures in future filings to better explain these matters to our investors, either in the income tax note (Note 13) or in the reconciliation of Canadian to United States Generally Accepted Accounting Principles note (Note 17).

Form 8-K filed June 23, 2009

6.
We note your use of the non-GAAP measure called “Non-GAAP Net Income” under Item 2.02 of the Form 8-K noted above which excludes a certain number of recurring items.  Tell us how you considered Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/faqs/ nongaapfaq.htm, to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measure which excludes a number of recurring items, especially since this measure appears to be used to evaluate performance.  Your current disclosures regarding the reasons for presenting this non-GAAP measure appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance.  Additionally, it is unclear why certain excluded items would not be considered in assessing your performance as several appear to be recurring and integral to your performance.  For example, it is unclear to us why amortization and depreciation expense is not relevant for investors when evaluating your performance considering that the use of these assets contributes to generating revenue.  Similarly, it is unclear why excluding stock-based compensation is appropriate when evaluating performance since we assume that if you did not offer stock-based compensation you would need to offer other forms of compensation in order to provide total compensation at an appropriate level to attract and retain high quality employees.  Also refer to our guidance on excluding stock-based compensation from non-GAAP measures in SAB Topic 14G.  Please expand your disclosures in future filings to better address the above matters.

Response:

In our use of the non-GAAP measure called “Non-GAAP Net Income” under Item 2.02 of the Form 8-K filed June 23, 2009, we considered Question 8 of your Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in that the non-GAAP measurement we provided was consistent with the same measurement instrument our management used to evaluate our performance. More specifically, our management utilizes and relies upon certain financial reports which consist of an operating performance indicator without certain non-cash items such as amortization and depreciation and stock-based compensation.  These financial reports are used to evaluate our operational performance as it pertains to generating cash, measuring budget expectations and achieving performance milestones.

Jennifer Thompson – Accounting Branch Chief
Securities and Exchange Commission
October 9, 2009

As discussed in SAB Topic 14G, we believe that the non-GAAP financial measure we provide to investors contains useful information with respect to our financial condition and results of operation. We are providing investors with similar measurement tools as our management uses to evaluate performance and we provide disclosure which addresses the limitations associated with these non-GAAP financial measures. However, we will enhance our disclosure in future filings to better address the items contained in Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ.

LML hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the information disclosed in this response, please contact the undersigned or Richard Schulz, our Controller and Chief Accounting Officer at (604) 689-4440.

Sincerely,

/s/ Patrick H. Gaines
Patrick H. Gaines
Chief Executive Officer